A/S 12/13



07008539


SEC MAIL
RECEIVED
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NOV 2 8 2007
WASH. D.C.
186
SECTION

SECU... ...SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 New Bridge Street - PO Box 1180
(No. and Street)

Jacksonville	NC	28541-1180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. T. W. Pace (910) 347-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson, Brown and Company
(Name – *if individual, state last, first, middle name*)

PO Box 1186	Jacksonville	NC	28541-1186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08 AH

OATH OR AFFIRMATION

I, J. T. W. Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public YVETTE CAVANAGH

YVETTE CAVANAGH
NOTARY PUBLIC
ONSLOW COUNTY, NC
MY COMMISSION EXPIRES:
9/9/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPE SECURITIES, INC.

JACKSONVILLE, NORTH CAROLINA

AUDITORS' REPORT

For The Year Ended September 30, 2007

Cape Securities, Inc.
Jacksonville, North Carolina
September 30, 2007

Table of Contents

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the Company) as of September 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THOMPSON, BROWN AND COMPANY



Certified Public Accountant

November 12, 2007

Exhibit A

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Financial Condition
September 30, 2007

Assets:	
Cash (Note 2)	$ 301,477
Deposits with clearing organizations (Note 2)	103,683
Receivables from broker-dealers and clearing organizations (Note 3)	4,652
Securities owned - Marketable, at market value (Note 5)	235,076
Prepaid expenses	1,212
Furniture and equipment, at cost, less accumulated depreciation of $9,833	711
Total Assets	$ 646,811
Liabilities:	
Payables to broker-dealers and clearing organizations (Note 3)	$ 118,457
Accounts payable, accrued expenses and other liabilities	25,588
Income taxes payable, including deferred taxes of $21,592 (Note 2)	58,368
Account payable - Shareholder (Note 13)	11,620
Total	$ 214,033
Commitments and contingent liabilities (Note 9)	
Total Liabilities	$ 214,033
Stockholder's Equity (Note 7):	
Common stock - $1 par value, 500,000 shares authorized; 230,000 shares issued and outstanding	$ 230,000
Additional paid-in capital	158,639
Retained earnings	44,139
Total Stockholder's Equity - Exhibit C	$ 432,778
Total Liabilities and Stockholder's Equity	$ 646,811

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Income
For the year ended September 30, 2007

Revenues:	
Commissions	$ 82,269
Net dealer inventory and investment gains (losses)	144,988
Interest and dividends	16,308
NASD special member payment (NASD/NYSE consolidation)	35,000
Other income	97
Total Revenues	$ 278,662
Expenses:	
Employee compensation	$ 56,374
Advertising	3,336
Commissions and brokerage charges	37,070
Depreciation	310
Interest	17,401
Legal and accounting fees	11,175
Office rent	9,000
Taxes and licenses	8,149
Telephone and internet	6,037
Other expenses	11,860
Total Expenses	$ 160,712
Income Before Income Taxes	$ 117,950
Provision For Income Taxes (Note 11)	
Current	$ 36,833
Deferred	21,592
Total Provision For Income Taxes	$ 58,425
Net Income - To Exhibit C	$ 59,525
Basic Earnings Per Share	$ 0.26

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2007

Capital Stock:	
Balance at October 1, 2006	$ 230,000
Balance at September 30, 2007 - Exhibit A	$ 230,000
Additional Paid-In Capital:	
Balance at October 1, 2006	$ 158,639
Balance at September 30, 2007 - Exhibit A	$ 158,639
Retained Earnings:	
Balance at October 1, 2006 (Deficit)	$ (15,386)
Net Income - From Exhibit B	59,525
Balance at September 30, 2007 - Exhibit A	$ 44,139
Total Stockholder's Equity:	
Balance at October 1, 2006	$ 373,253
Net Income - From Exhibit B	59,525
Balance at September 30, 2007 - Exhibit A	$ 432,778

The accompanying notes are an integral part of these financial statements.

Exhibit D

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Cash Flows
For the year ended September 30, 2007

Cash Flows From Operating Activities:	
Net Income - Exhibit B	$ 59,525
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	$ 310
Deferred income taxes	21,592
(Increase) Decrease in Operating Assets:	
Cash segregated under federal and other regulations	101
Deposits with clearing organizations	13,340
Receivables from broker-dealers and clearing organizations	4,233
Receivable from employee	51
Securities owned - Net	(102,133)
Prepaid expenses	767
Increase (Decrease) in Operating Liabilities:	
Payables to broker-dealers and clearing organizations	(71,163)
Accounts payable, accrued expenses and other liabilities	7,455
Income taxes payable	36,776
Total Adjustments	$ (88,671)
Net Cash (Used) By Operating Activities	$ (29,146)
Cash Flows From Investing Activities:	
Proceeds from sale of long-term investments	$ 362,251
Purchase of equipment	(658)
Net Cash Provided By Investing Activities	$ 361,593
Cash Flows From Financing Activities:	
Payments of long-term notes payable	$ (20,290)
Payments (to)/from stockholder	(11,886)
Net Cash (Used) By Financing Activities	$ (32,176)
Increase in Cash	$ 300,271
Cash at beginning of the year	1,206
Cash at end of the year	$ 301,477
Supplemental Cash Flows Disclosures:	
Interest payments	$ 18,549
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Notes to Financial Statements
September 30, 2007

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA - formerly the National Association of Securities Dealers, or NASD). The Company is a North Carolina corporation with its office located in Jacksonville, North Carolina.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises classes of services, including principal transactions and agency transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are also reported on a trade date basis along with related commission income and expenses.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

The Company has no investment advisory income.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (Continued):

Depreciation

Depreciation is provided using the 200% declining balance method using estimated useful lives of five to seven years. Depreciable assets acquired after 1980 are recovered using applicable accelerated cost recovery system, optional straight-line or modified accelerated cost recovery system methods.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The amount reported as "Cash" on Exhibit A of the financial statements includes cash and cash equivalents on deposit in the amount of $286,501 at Sterne Agee & Leach, Inc. (SALI). The amount reported as "Deposits with Clearing Organizations" on Exhibit A of the financial statements has not been considered as cash for purposes of the Statement of Cash Flows. Neither cash balances are protected by Federal Depository Insurance Corporation (FDIC) coverage. However, coverage is provided by the Securities Investor Protection Corporation (SIPC) for cash balances up to $100,000. Also, SALI has additional coverage maintained through Lloyd's of London.

3. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2007, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ -	$ -
Payable to clearing broker	-	118,457
Receivables from clearing brokers	4,652	-
	$ 4,652	$ 118,457

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker (SALI) represents an amount owed for municipal bonds held as inventory as of September 30, 2007. The amount payable is fully collateralized by cash and municipal bonds held on account in the Company's name with the clearing broker. The cash is reflected in the caption, "Deposits with Clearing Organizations" and the municipal bonds are reflected as part of the caption, "Securities Owned - Marketable, At Market Value" on Exhibit A of the financial statements.

4. Receivables From and Payables to Customers

There are no accounts receivable from or accounts payable to customers at September 30, 2007.

5. Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

State and municipal obligations	$ 114,438
Corporate stocks	120,638
	$ 235,076

6. Long-term Note Payable

The long-term note payable with First-Citizens Bank & Trust Company was paid in full during the fiscal year. There is no outstanding balance as of September 30, 2007.

7. Capital Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2007, were as follows:

Common stock, $1 par value; authorized 500,000 shares; 230,000 shares issued and outstanding.

8. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on a cash basis, in that the Company does not maintain margin accounts for customers.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. Commitments and Contingent Liabilities

The Company currently pays $750 per month for rent of office space. This office space was acquired by Mr. and Mrs. J.T.W. Pace on September 21, 1998. There are no immediate plans to change the rent structure at this time.

A lawsuit was filed against the Company on September 28, 2005 claiming damages for failure to supervise an employee. In April, 2006, this matter was resolved with an out of court settlement, which admitted no fault on behalf of the Company in the amount of $25,000. The Company has filed a claim under its surety bond coverage for reimbursement of this loss. No amounts have been accrued for any possible recovery and no amounts have been received as of the date of this report. Any amounts recovered in future years will be reported as income in the year of receipt.

The Company was recently subject to an audit by FINRA examiners as part of that regulatory agency's recurring audits of securities brokers-dealers. As of the date of this report, the final outcome of that audit has not been determined.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $413,889, which was $313,889 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.18 to 1.

11. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$ 20,581	$ 15,625	$ 36,206
State	16,252	5,967	22,219
Total	$ 36,833	$ 21,592	$ 58,425

The Company had available Federal and State net operating loss carryovers from prior years of $221,942 and $97,055, respectively. The approximate tax benefit derived from these carryovers for the fiscal year ended September 30, 2007 was $122,338 and $6,697, respectively. These net operating loss carryovers have been utilized in full on the Company's Federal and State income tax returns for the year ended September 30, 2007. The current Federal and State income taxes reflected in the preceding table are shown net of the available net operating loss carryovers from prior years.

The significant temporary difference giving rise to the deferred income tax liability results from the recognition for financial statement purposes of unrealized income or appreciation related to long investment positions.

12. Earnings Per Share

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year (230,000 shares).

13. Related Party Transactions

For the year ended September 30, 2007, the Company reported gross commission income of $6,660 from securities trades involving Karl B. Pace, Jr. and Nancy D. Pace (brother and sister-in-law of J.T.W. Pace, President and sole stockholder). Gross commission income of $499 was reported from securities trades involving Karl B. Pace, Jr. and Nancy D. Pace from October 1, 2007 through the date of this report. Karl B. Pace, Jr. is also an outside salesman for the Company and is paid a commission for securities trades including those for his own account. As of September 30, 2007, the Company's records show a payable to him of $13,546. There were securities trades involving other family members of J.T.W. Pace from October 1, 2006 through the date of this report; however, the gross commission income from those trades was immaterial. As of September 30, 2007, there is a payable to J.T.W. Pace, President and sole stockholder in the amount of $11,620. The amount represents an open account for funds advanced to the Company by J.T.W. Pace during the fiscal year. No interest has been accrued on this account.

14. Subsequent Events

The President and sole stockholder, J.T.W. Pace, has indicated that subsequent to the balance sheet date, he has been in informal discussions with another broker-dealer about the possibility of selling either the assets or the outstanding stock of Cape Securities, Inc. As of the date of this report, no decision has been made and no written agreements exist.

As of the date of this report, the closing value of the securities held in the Company's investment account was $11,465 less than the value of the same securities reported as of September 30, 2007. This decline in value would result in an approximate decrease in net capital of $9,745 after taking into account applicable haircuts. If the report date value were used to compute minimum net capital requirements as of September 30, 2007, the Company would still have had excess net capital of approximately $304,144.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2007

Net Capital:	
Total Stockholder's Equity Qualified for Net Capital	$ 432,778
Add:	
Other (deductions) or allowable credits - Deferred income taxes payable	21,592
Total Capital	$ 454,370
Deductions and/or charges:	
Nonallowable assets -	
Prepaid expenses	$ 1,212
Furniture and equipment - Net	711
Accrued interest receivable	138
Total Nonallowable Assets	$ 2,061
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	$ 452,309
Haircuts on Securities:	
Trading and investment securities	$ 18,096
State and municipal government obligations	7,237
Cash and money market instruments of registered investment company	7,807
Undue concentrations	5,280
Total Haircuts on Securities Positions	$ 38,420
Net Capital	$ 413,889
Aggregate Indebtedness:	
Items included in statement of financial condition -	
Payables to broker-dealers and clearing organizations - Portion unsecured	$ -
Accounts payable, accrued expenses and other liabilities	25,588
Income taxes payable (excluding deferred income taxes payable)	36,776
Account payable - Shareholder	11,620
Total Aggregate Indebtedness	$ 73,984
Computation of Basic Net Capital Requirement:	
Minimum net capital required -	
Greater of six and two thirds percent of aggregate indebtedness ($4,932) or $100,000	$ 100,000
Excess Net Capital	$ 313,889
Ratio: Aggregate indebtedness to net capital	0.18 to 1

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2007

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of September 30, 2007) -	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 452,743
Understatement of non-allowable assets	(786)
Understatement of haircuts on securities positions	(8,298)
Audit adjustment to record income taxes payable	(36,776)
Other audit adjustments (net)	7,006
Net Capital Per Preceeding Page	$ 413,889

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2007

The Company was exempt from reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

Schedule 3

Cape Securities, Inc.
Jacksonville, North Carolina
Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2007

The Company was exempt from possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements of Cape Securities, Inc. as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses as defined above. In addition, because of inherent limitations in internal control and the practices and procedures referred to above, including the possibility of management override of controls, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. However, as discussed below, we identified the following deficiencies in internal control that we consider to be significant deficiencies and other deficiencies that we consider to be material weaknesses, as defined above. In addition, we noted other matters involving the internal control and its operation that we have reported to the officers and directors of Cape Securities, Inc. in a separate letter also dated November 12, 2007. These conditions were considered in determining the nature, timing, and extent of the procedures in our audit of the financial statements of Cape Securities, Inc. as of and for the year ended September 30, 2007 and this report does not affect our report thereon dated November 12, 2007.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be significant deficiencies in internal control.

Computation of Net Capital

The Company should maintain its accounting records on the accrual method of accounting during the monthly/quarterly FOCUS reporting process. It should be noted that in some instances it is difficult to timely file monthly and quarterly FOCUS reports, when it is necessary to receive third-party information after month-end to finish adjusting the records. In these instances, the Company has opted to file the reports based on the best information available at that time. Due to the small size of the Company, it is believed that the overall differences from month-to-month would be immaterial; however, the records should be maintained on the accrual method of accounting at all times to the extent possible.

CORRECTIVE ACTION:

We will make efforts to see that the accounting records are maintained using the accrual method for purposes of FOCUS reporting.

Anti-Money Laundering Regulations

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the Patriot Act) requires broker-dealers to implement certain recordkeeping and reporting requirements. They must also establish an anti-money laundering (AML) program, which, at a minimum, must contain the following components: (a) development of internal policies, procedures, and controls; (b) designation of a compliance officer; (c) an ongoing employee training program; and (d) an independent audit function to test programs.

Broker-dealers must also establish, document, and maintain a written customer identification program (CIP). This program must be appropriate for the firm's size and business, be part of the firm's anti-money-laundering (AML) compliance program, and, at a minimum, must contain the following elements: (a) establishing identity verification procedures; (b) maintaining records related to CIP; (c) determining whether a customer appears on any designated list of terrorists or terrorist organizations; and (d) providing customers with notice that information is being obtained to verify their identities.

These rules also require that firms independently test their AML programs. The independent tests should occur on an annual basis.

It was determined during a recent examination by the Financial Industry Regulatory Authority (FINRA) that the Company was deficient in these areas. The Company should take immediate action to comply with these requirements. More information and guidelines on implementation can be obtained by referring to NASD Notice to Members 06-07 and NYSE Information Memo 06-04. It has been represented to auditors by management that a response was recently sent to FINRA examiners outlining a plan of action in an effort to comply.

CORRECTIVE ACTION:

As indicated in our exit conference with FINRA examiners, we do not handle any foreign accounts or foreign national customers. We are currently revising our AML procedures and policies to reflect more adequately needed provisions. Currently, we are working to revise the entire training program that is set in place for our salesmen on AML.

The AML testing is something that we are currently seeking from an outside independent source. As the revisions of the procedures are concluded, we will have another person in place to conduct the testing. In addition, we will have the written supervisory procedures also included in the testing procedures.

Our firm's policy on foreign customers and foreign banks will remain as stated above, which is not to do business with any foreign banks and/or customers. Our AML procedures include both the FINCEN and OFAC systems. When a new account is opened, we use both systems to search for a customer's name and we do periodic reviews on existing customers as well.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses in internal control.

Segregation of duties

There are internal control problems inherent in all situations in which one or two persons are assigned permanent financial duties. With one or two persons, it is technically impossible to distribute duties and responsibilities in such a manner to achieve a working set of checks and balances on each employee. The purpose behind the need for checks and balances is the prevention of inadvertent human error from entering into the recording of transactions. It is incumbent on management, in this situation, to realize the inherent weakness of the internal control environment and exercise such additional watchfulness over its affairs as it deems warranted by the circumstances. The Company, in this situation, had one employee writing checks, preparing bank deposits, reconciling the bank accounts and maintaining the accounting records. In addition, the responsible person became seriously ill late in the fiscal year. As a result, the Company has had difficulty meeting its filing requirements with regards to FOCUS report filings, etc. If it is determined that the employee will be out for a lengthy period or is unable to return to work, management needs to take steps to find a suitable replacement as soon as possible.

CORRECTIVE ACTION:

We have contacted a person who will be able to give us several well suitable trainees to interview. If this process is not successful, we will advertise locally.

Auditor-Initiated Adjusting Journal Entries

There were several adjusting journal entries of a material amount identified by auditors that were required in order to prevent material misstatement of the financial statements. As a result of illness of the Company's bookkeeper, more adjustments of a material nature were required than in past audits. The Company should take immediate steps, in the event the bookkeeper is unable to return, to find a suitable replacement to ensure that the Company's financial records are accurately and timely maintained.

CORRECTIVE ACTION:

Again, we have contacted a person who will be able to give us several well suitable trainees to interview. If this process is not successful, we will advertise locally.

Officers and Directors
Cape Securities, Inc.

Auditor Assistance With Drafting Financial Statements

The Company's internal control system should encompass the preparation of its financial statements. Since the auditor is involved in assisting the Company with drafting the financial statements, it has been determined that the Company's controls are not designed and operating in a manner that would prevent and detect a material misstatement to the financial statements on its own. To reiterate the points made earlier in this report, management needs to address this situation as soon as possible.

CORRECTIVE ACTION:

We are hoping that our bookkeeper will be able to train new employees. She is already coming back to work for four hours a day.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cape Securities, Inc.'s written responses (corrective action) to the significant deficiencies and material weaknesses identified in our audit has not been subjected to the audit procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

THOMPSON, BROWN AND COMPANY



Certified Public Accountant

November 12, 2007

END